METALLA ACQUIRES AN EXISTING 2.0% GOLD ROYALTY ON TECK / NEWMONT'S NUEVAUNIÓN PROJECT

FOR IMMEDIATE RELEASE	TSXV: MTA
February 18, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean United States (U.S.) dollars

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that it has acquired a 2.0% net smelter return royalty ("NSR") on future gold production from a portion of the La Fortuna deposit ("Cantarito claim") and prospective exploration grounds forming part of the NuevaUnión project located in the Huasco Province in the Atacama region of Chile ("NuevaUnión"). NuevaUnión is jointly owned by Newmont Corporation ("Newmont") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world.

Brett Heath, President and CEO of Metalla commented, "We are pleased to add another high-quality gold royalty on one of the world's premier copper-gold projects. NuevaUnión is being developed by two of the most prominent mining companies in the world, Teck and Newmont. This transaction gives shareholders exposure to gold on a long-life asset on an accretive basis."

JOINT VENTURE STRUCTURE

Metalla has partnered with BatteryOne Royalty Corp. ("BatteryOne" and together with Metalla, the "Purchasers") to jointly purchase the NSR such that Metalla will be entitled to all payments under the NSR with respect to gold production, BatteryOne will be entitled to all payments under the NSR with respect to copper production, and all other payments under the NSR will be split evenly between the Purchasers. The total acquisition price will be $8 million to be satisfied in cash and common shares of the Purchasers (the "Purchase Price"). Metalla has agreed to pay 25% of the Purchase Price and BatteryOne will pay 75% of the Purchase Price in proportion to the underlying commodity at the La Fortuna deposit. A total of $3 million in cash was paid by the Purchasers on closing and the balance of the Purchase Price is $1 million in cash that is payable in one year from the closing date and $4 million that is payable equally in cash and common shares of the Purchasers upon the achievement of commercial production at the La Fortuna deposit (such common share price of the Purchasers to be calculated based on a 10-day volume weighted average price as of the date prior to issuance or cash in certain circumstances).

NUEVAUNIÓN(1)(2)

NuevaUnión is one of the largest undeveloped copper-gold-molybdenum projects in the Americas. The project is located in the Atacama region of Chile and is comprised of two orebodies, Relincho and La Fortuna, which are 40km apart. The two orebodies were combined to create NuevaUnión which is owned 50/50 by Teck and Newmont.

The NSR covers the Cantarito claim which is part of the proposed open-pit La Fortuna deposit and prospective exploration ground southeast. The Cantarito claim covers at least 8% of the tonnes at La Fortuna and the approximate position in the proposed open-pit is shown below.

Newmont and Teck disclosed that NuevaUnión has:

La Fortuna - Reserves (100% basis)(3)

Category	Tonnes (millions)	Copper Grade (%)	Contained Metal (000 t)	Gold Grade (g/t)	Gold (millions of ounces)
Proven	333.6	0.58	1,935	0.55	5.90
Probable	243.2	0.45	1,094	0.38	2.97
Proven + Probable	576.7	0.53	3,029	0.48	8.87

La Fortuna - Resources (100% basis)(3)(4)(5)

Category	Tonnes (millions)	Copper Grade (%)	Contained Metal (000 t)	Gold Grade(g/t)	Gold (millions of ounces)
Measured	0.4	0.56	2	0.47	0.006
Indicated	52.8	0.67	354	0.85	1.44
Inferred	377.0	0.51	1,923	0.55	6.67

A prefeasibility study was completed in early 2018 which showed production of 224,000 tonnes of copper, 269,000 ounces of gold, and 1,700 tonnes of molybdenum on average over the first 5 years, which incorporates key design changes to improve project economics and respond to input from communities and Indigenous Peoples. A Feasibility Study was commenced in the third quarter of 2018 and as previously guided by Teck to be completed by first quarter of 2020 with a projected 2024 project startup date.

Notes:

(1) La Fortuna was previously known as El Morro under the controlling ownership of Goldcorp and New Gold Inc.

(2) See the Annual Report of Teck filed on SEDAR on March 13, 2019.

(3) See the Annual Information Form of Teck filed on SEDAR and dated February 27, 2019.

(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(5)  See the Annual Report of Teck filed on SEDAR on March 13, 2019.

In August 2015, Teck and Goldcorp (which was subsequently acquired by Newmont) announced an agreement to combine their respective Relincho and La Fortuna projects into a single a 50/50 joint venture, being Project NuevaUnión. This approach will provide a number of key benefits, including reduced environmental footprint; lower cost and improved capital efficiency; optimized mine plan; enhanced community benefits and greater returns over either standalone project.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741
Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to Project NuevaUnión is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the NSR. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's NSR interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect achievement of commercial production and payments related thereto at Project NuevaUnion, exploration potential, future development, production, recoveries and other anticipated or possible future developments on the properties on which the Company holds royalty and stream interests or relating to the companies owning or operating such properties; current and potential future estimates of mineral reserves and resources; potential improvements of project economics and anticipated cost of production; potential improvements to capital efficiency; future optimization of mine plans; future cash generation; the timing of the sale or other disposition of companies or mining properties; potential reduction of environmental impact; potential improvements to community benefits; and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.